January 28, 2020

Stewart Glendinning
Executive Vice President and Chief Financial Officer
TYSON FOODS, INC.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

       Re: TYSON FOODS, INC.
           Form 10-K for the fiscal year ended September 28, 2019
           10-K filed November 12, 2019
           File No. 001-14704

Dear Mr. Glendinning:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.

Form 10-K for the fiscal year ended September 28, 2019

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Summary of Results
Cost of Sales 2019 vs. 2018, page 26

1. We note your disclosure of a $60 million increase in raw material costs in your Prepared
      Foods segment. In your earnings call on November 12, 2019 you appear to indicate that a driver of the increase was related to issues with your SAP installation. In addition, you also note on the call that the SAP installation may also be a driver of a sizable adjustment of your inventory levels. To help us better understand your statements in your earnings call and its related impact on your financial statements, please describe for us in greater detail the nature of the issue(s) associated with the the SAP installation and its related impact to your financial statements, including the effect on your inventory levels which notably increased in 2019. As part of your response, please tell us the periods affected and quantify the amount for each item identified. Please also tell us if the underlying
 Stewart Glendinning
TYSON FOODS, INC.
January 28, 2020
Page 2
         implementation issues have been resolved or, if not, what your assessment of the potential impact is for future reporting periods.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 with any questions.



FirstName LastNameStewart Glendinning                         Sincerely,
Comapany NameTYSON FOODS, INC.
                                                              Division of
Corporation Finance
January 28, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName